Exhibit F

                             Proposed Form Of Notice



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")



________________, 2002



          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Unitil Corporation et al (70-_____)

     Two of its wholly-owned utility subsidiary companies, Concord Electric Company ("CECo"), One McGuire Street, Concord, NH 03301, and Exeter & Hampton Electric Company ("E&H"), 114 Drinkwater Road, Kensington, NH 03833, each a public utility subsidiary of Unitil (collectively, "Applicants"), of Unitil Corporation ("Unitil"), a registered holding company headquartered at 6 Liberty Lane West, Hampton, N.H. 03842, have filed an application-declaration under sections 6(a), 7, 9(a), 10 and 12 of the Act and rules 43, 44, 45, 54, and 62 under the Act.

     Applicants propose to merge E&H into CECo ("Merger"), with CECo surviving the Merger and changing its name to Unitil Energy Systems, Inc ("UES"). The Merger is one of the elements of the Unitil restructuring proposal before the New Hampshire Public Utilities Commission ("NHPUC"), which was adopted pursuant to and as required by the New Hampshire Electricity Restructuring Law, codified at RSA 374-F. Unitil's restructuring proposal contains four principal elements:
(l) the Merger which will create a single distribution company for the

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Unitil system in the state of New Hampshire; (2) investiture of the power supply portfolio of Unitil Power Corp., Unitil's power supply subsidiary, and the solicitation and acquisition by UES of replacement sources of energy necessary for it to meet its obligation to provide transition service and default service to its retail customers; (3) implementation by UES of new unbundled rates to be approved by the NHPUC that reflect the Merger and implement the restructuring requirements of New Hampshire RSA374-F; and (4) introduction of customer choice for UES's New Hampshire customers on May 1, 2003. Applicants also propose to amend and combine the existing CECo and E&H indentures into a single indenture of UES, and also seek to revise the existing money pool authorization to reflect the Merger.

     Applicants state that the Merger will simplify Unitil's corporate structure, facilitate state regulation, allow UES to have a single, unified rate structure and rate base and reduce corporate and administrative expenses.

     CECo is a public utility company within the meaning of the Act. CECo is engaged in the transmission and distribution of electric energy at regulated rates to approximately 28,000 customers in Concord and the capital region of New Hampshire. CECo is regulated as a public utility in New Hampshire.

          Like CECo, E&H is a public utility company within the meaning of the Act. E&H is engaged in the transmission and distribution of electric energy at regulated rates to approximately 41,000 customers in Exeter and the seacoast region of New Hampshire. E&H is regulated as a public utility by the NHPUC.

          Applicants propose to solicit consents from the holders of outstanding shares of E&H preferred stock with respect to their vote on the proposed Merger, and from bondholders under CECo's and E&H's existing indentures in connection with the amendment and combination of these indentures.

          The Merger will be governed by the Agreement and Plan of Merger ("Merger Agreement"), as amended, between CECo and E&H. Pursuant to the Merger Agreement, upon the effectiveness of the Merger, all of the issued and outstanding shares of E&H common stock will be converted into a single share of CECo common stock, and each share of E&H cumulative preferred stock will be converted into a share of a new series of new preferred stock of UES (the "New Preferred stock"), each such new series to have the same terms and conditions as the existing series of the E&H Cumulative Preferred Stock for which they will be exchanged. The shares of CECo capital stock issued and outstanding immediately prior to the merger will remain outstanding and will not be affected by the Merger.

          The Merger Agreement and the transactions contemplated thereby are subject to the approval of the boards of directors of each of CECo and E&H. In addition, the Merger Agreement and related amendments to CECo's Articles of Incorporation are subject to the approval of the holders of the CECo common stock and the CECo non-cumulative preferred stock, voting together as a single class, and the Merger is subject to the approval of the E&H common stock and each series of the E&H cumulative preferred stock, each voting as a separate class. Because Unitil effectively controls the boards of directors of each of E&H and CECo, the approval of the Merger Agreement and related amendments to CECo's Articles of Incorporation

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by those boards of directors is assured. The approval of the holders of the CECo common stock and the CECo non-cumulative preferred stock of the Merger Agreement is also assured, since Unitil controls the vote of more than 99% of all such shares. The approval of the Merger Agreement by the holders of the E&H common stock is also assured, since Unitil controls the vote of all of such shares. The Merger is also subject to the approval of the NHPUC and the FERC.

          After the Merger, the surviving entity will be a wholly owned subsidiary of Unitil and will be renamed Unitil Energy Services, Inc., pending approval by stockholders, and will continue to serve CECo's and E&H's customers and will operate as an electric and gas utility company in New Hampshire. It is stated that on a pro forma basis, as of June 30, 2002, the ratio of UES' common stock to total capitalization, is 35%.

          In addition Applicants seek authorization for UES to make loans through the Unitil system money pool to Fitchburg Gas and Electric Light Company ("Fitchburg") on the same terms as CECo's and E&H's current authorization. See Holding Co. Act Release Nos. 70-26737 (June 30, 1997); 70-27182 (June 9, 2000);
70-27307 (Dec, 15, 2000) and 70-27345 (Feb. 14, 2001). Participation in the
money pool, including short-term debt borrowings, by CECo and E&H are authorized by the New Hampshire Public Utility Commission, and therefore exempt under Rule
52. However, borrowings by and loans to Unitil's other utility subsidiary, Fitchburg, are not exempt. All other terms, conditions and limitations under the money pool orders will continue to apply without change

          Applicants request that an order authorizing the solicitation of consents from the E&H cumulative preferred stock and the bondholders under the CECo and E&H indentures be issued as soon as practicable under rule 62(d). It appears to the Commission that the application-declaration relating to the proposed solicitation of proxies should be permitted to become effective immediately under rule 62(d).

          Unitil states that since (i) neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively, (ii) none of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO and (iii) neither Unitil nor any of the subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act., for purposes of rule 54, that the conditions specified in rule 53(a) are satisfied and that none of the adverse conditions specified in rule 53(b) exist.

          Fees, commissions, and expenses to be incurred in connection with the transactions described in the application-declaration are expected not to exceed $ 1 million.

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          IT IS ORDERED, under rule 62 under the Act, that the
application-declaration regarding the proposed consent solicitations become effective immediately, subject to the terms and conditions contained in rule 24 under the Act.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.